Exhibit 11

Contact :	Robert L. de Bakker,	+ 31 30 229 85 40
	Mary Jo Dieckhaus,	+ 1 212 986 29 00

ASM INTERNATIONAL REPORTS FINAL

FOURTH QUARTER 2003 AND FULL YEAR 2003 OPERATING RESULTS

•	Fourth quarter of 2003 net sales of € 163.6 million, up 11.0% from net sales in the third quarter of 2003 and up 19.1% from net sales in the fourth quarter of 2002;

•	Full year 2003 net sales of € 581.9 million, up 12.2% compared to € 518.8 million in net sales for the full year 2002. Sales from our Front-end operations were up 7.3% and sales from our Back-end operations were up 17.3%;

•	Fourth quarter of 2003 net loss was € (5.5) million or € (0.11) per share, including € 6.0 million in restructuring charges in ASMI’s Front-end operations, as compared to a net loss of € (9.2) million or € (0.19) per share for the third quarter of 2003 and a net loss of € (6.7) million or € (0.14) per share in the fourth quarter of 2002;

•	The net loss for the full year 2003 was € (29.3) million or € (0.59) per share as compared to a net loss of € (29.9) million or € (0.61) per share for the full year 2002. Total restructuring charges in our Front-end operations amounted to € 6.5 million;

•	Strong order intake of € 245.4 million in the fourth quarter of 2003, up 87.6% from the previous quarter. Year-end backlog of € 199.0 million. Full year 2003 order intake was € 637.9 million, up 20.6% from € 529.1 in 2002.

BILTHOVEN, THE NETHERLANDS, February 24, 2004 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its final 2003 fourth quarter and full year results.

The net loss for the fourth quarter of 2003, including € 6.0 million in restructuring charges, amounted to € (5.5) million, or € (0.11) basic and diluted net loss per share, compared to a net loss of € (6.7) million or € (0.14) basic and diluted net loss per share for the same period in 2002. The net loss for the year ended December 31, 2003, including € 6.5 million in restructuring charges, was € (29.3) million or € (0.59) basic and diluted net loss per share, compared to a net loss of € (29.9) million or € (0.61) basic and diluted net loss per share for the year ended December 31, 2002.

The fourth quarter of 2003 showed the first signs of a recovery in the semiconductor equipment industry. ASMI saw an increase in order levels and improved sales in the fourth quarter of 2003. In the second half of 2003 the Company implemented restructuring plans to lower the fixed costs base in the Company’s Front-end operations and initiated strategic plans to improve future margins by establishing Front-end manufacturing capability in Asia. ASMI’s aim is to duplicate the efficiencies and low cost structure of our Back-end assembly and packaging manufacturing operations, lowering costs and increasing production flexibility. The Company believes that the effects of these plans will start to materialize in the beginning of 2005.

The following table shows the operating performance for the fourth quarter of 2003 as compared to the third quarter of 2003 and the fourth quarter of 2002 and the percentage change for the fourth quarter of 2003 compared to the third quarter of 2003:

(euro millions)
	Q4 2002	Q3 2003	Q4 2003	% Change Q3 to Q4
Net sales	137.3	147.4	163.6	11.0%
Gross profit margin	50.9	48.6	64.9	33.4%
Gross profit margin %	37.1%	33.0%	39.7%	6.7%
Selling, general and administrative	(28.8)	(26.9)	(32.8)	21.7%
Research and development	(24.5)	(18.8)	(21.6)	15.2%

Earnings (loss) from operations *	(2.4)	2.9	10.5

Net earnings (loss) *	(6.7)	(9.2)	(5.5)

New orders	99.6	130.8	245.4	87.6%
Backlog at end of period	142.9	117.1	199.0	69.9%

*	Includes restructuring charges of € 0.5 million for Q3 2003 and € 6.0 million for Q4 2003.

Restructuring Front-end operations

In the second half of 2003 the Company implemented restructuring plans including work force reduction in its Front-end operations. As part of these plans, the Company restructured research and development activities in Finland, consolidated its production facilities in the Netherlands and reduced work forces at other Front-end subsidiaries. The restructuring has resulted in a reduction of workforce in the second half of 2003, and restructuring charges in the amount of € 6.5 million, of which € 0.5 million was recorded in the third quarter of 2003 and € 6.0 million was recorded in the fourth quarter of 2003. The total restructuring charges include € 1.6 million in personnel termination expenses, € 1.4 million in operational lease contract termination costs, € 3.2 million in non-cash fixed assets impairment charges and € 0.3 million in other costs. In 2004, the Company expects an additional charge ranging from € 1.0 to € 2.0 million upon completion of its restructuring programs. The Company expects a positive impact on fixed costs in its Front-end operations as a result of the restructuring.

Net sales

The following table shows our net sales for Front-end and Back-end segments and the percentage change between the years 2002 and 2003:

(euro millions)	Year ended December 31,
	2002	2003	% Change
Front-end	266.9	286.5	7.3%
Back-end	251.9	295.4	17.3%

Consolidated net sales	518.8	581.9	12.2%

In 2003, net sales of wafer processing equipment (Front-end segment) represented 49.2% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 50.8% of consolidated ASMI net sales.

In the fourth quarter of 2003 we experienced increased order levels, indicating that the market for semiconductor equipment is recovering from the prolonged severe downturn in the industry that started late 2000. The year 2003 was challenging for the semiconductor equipment industry. Lack of visibility for most of the year kept semiconductor manufacturers extremely cautious in their ordering patterns. The increase in orders resulted in improved sales levels in the fourth quarter of 2003, particularly in Back-end, which typically is the first to benefit from increasing demand. In the second half of 2003, Front-end sales decreased 3.7%, and Back-end sales increased 36.5%, both compared to the first half of 2003.

Consolidated sales levels expressed in euro were negatively impacted by the strong euro against the Japanese yen, the US dollar and US dollar related currencies. The growth in consolidated sales would have been as high as 29.0% if the exchange rates for 2003 were applied to the sales levels for 2002, expressed in their original local currencies.

Net sales for the fourth quarter of 2003 amounted to € 163.6 million, an increase of 19.1% compared to net sales for the same period last year of € 137.3 million and 11.0% above the sales level of the third quarter of 2003.

Operations

Gross Profit. The following table shows our gross profit margin for Front-end and Back-end segments and the percent increase or decrease between the years 2002 and 2003:

(euro millions)	Year ended December 31,
	€ 2002	€ 2003	% 2002	% 2003	Increase or (decrease)
Front-end	85.8	72.9	32.2%	25.4%	(6.8)%
Back-end	104.9	128.4	41.6%	43.5%	1.9%

Total gross profit	190.7	201.3	36.8%	34.6%	(2.2)%

The decrease in gross profit margin for 2003 compared to 2002 for Front-end is the result of competitive price pressure, changes in the product mix and the impact of lower US dollar exchange rates. In particular, the weakening of the US dollar did impact the Company’s margins on its vertical furnace products, for which the manufacturing costs are mainly in euros and the majority of its sales are dominated in US dollars. In addition, the low sales levels kept margins at a low level due to fixed overhead costs in the Company’s manufacturing facilities. The increase in gross profit margin for Back-end is the result of the higher sales volume in 2003 compared to 2002.

The gross profit margin for the fourth quarter of 2003 of 39.7% of net sales was 6.7% above the 33.0% gross profit margin realized in the third quarter of 2003. Changes in product mix and the increasing volume of orders shipped contributed to the increase in the overall gross profit margin for the fourth quarter of 2003 when compared to the third quarter of 2003.

Selling, General and Administrative. The following table shows ASMI’s selling, general and administrative expenses for Front-end and Back-end segments and the percentage change between the years 2002 and 2003:

(euro millions)	Year ended December 31,
	2002	2003	% Change
Front-end	65.6	63.9	(2.6)%
Back-end	42.8	44.1	3.0%

Total selling, general and administrative expenses	108.4	108.0	(0.4)%

Selling, general and administrative expenses in 2003 were slightly below the expense level in 2002. As a percentage of net sales, selling, general and administrative expenses decreased to 18.6% in 2003 from 20.9% for the year 2002. Although the decrease is partly due to the strong euro against the Japanese yen, the US dollar and US dollar related currencies, the Company also strongly focused on fixed costs control and more efficient operations in the Front-end operations. In 2003, restructuring charges included in selling, general and administrative expenses for Front-end operations amounted to € 4.6 million.

In the fourth quarter of 2003, selling, general and administrative expenses were € 32.8 million, 21.7% above the € 26.9 million in expenses for the third quarter of 2003 and 13.8% above the € 28.8 million in the fourth quarter of 2002. Included in the fourth quarter of 2003 were restructuring charges for Front-end operations of € 4.4 million.

Research and Development. The following table shows ASMI’s research and development expenses for Front-end and Back-end segments and the percentage change between the years 2002 and 2003:

(euro millions)	Year ended December 31,
	2002	2003	% Change
Front-end	62.8	54.2	(13.7)%
Back-end	25.5	24.9	(2.4)%

Total research and development expenses	88.3	79.1	(10.5)%

The decrease in research and development expenses for Front-end is the result of the timing of some of the Company’s research and development programs, which the Company believes will not impact its strong research and development commitment to the industry, and to a lesser extent, the impact of the strong euro against the Japanese yen, the US dollar and US dollar related currencies. In 2003 the Company also restructured its research and development operations in Finland. Restructuring charges included in research and development expenses for the Front-end segment amounted to € 1.9 million in 2003. The Company’s research and development expenses in our Back-end segment continued at a high level, and partially decreased also due to the impact of the strong euro against the Hong Kong dollar.

In the fourth quarter of 2003, research and development expenses were € 21.6 million, a decrease of 11.5% as compared to € 24.5 million in the fourth quarter of 2002 and 15.2% above the € 18.8 million in the third quarter of 2003. Included in the fourth quarter of 2003 were restructuring charges of € 1.6 million.

Earnings (Loss) from Operations amounted to earnings of € 14.2 million in 2003 compared to a loss of € (6.0) million in 2002. In the fourth quarter of 2003, the Company realized earnings from operations of € 10.5 million compared to a loss from operations of € (2.4) million in the fourth quarter of 2002. Included in earnings from operations for 2003 were € 6.5 million in restructuring expenses, of which € 0.5 million were recorded in the third quarter of 2003 and € 6.0 million in the fourth quarter of 2003.

Net Interest and Other Financial Income (Expenses) increased to a net expense of € (12.8) million in 2003 compared to a net expense of € (10.4) million in 2002. For the fourth quarter of 2003, the net expense was € (3.8) million compared to a net expense of € (3.6) million in the fourth quarter of 2002. The increase was the result of higher net interest expenses resulting from increased borrowings, including the issuance of US$ 90.0 million in convertible subordinated debt in May of 2003, and lower interest income on cash deposits due to lower interest rates. The increase was partially offset by the lower US dollar exchange rate. Net currency transaction losses for 2003 were € (2.5) million compared to net currency transaction losses of € (2.1) million in 2002.

Bookings and backlog

The following table shows ASMI’s level of new orders during the year and its backlog at the end of the year for the Front-end and Back-end segments and the percentage change between the years 2002 and 2003:

(euro millions)	2002	2003	% Change
Front-end:
New orders for the year ended	269.6	281.3	4.3%
Backlog at the end of the year	109.9	104.7	(4.7)%
Back-end:
New orders for the year ended	259.5	356.6	37.4%
Backlog at the end of the year	33.0	94.3	185.8%
Total
New orders for the year ended	529.1	637.9	20.6%
Backlog at the end of the year	142.9	199.0	39.3%

For the full year of 2003, the book-to-bill ratio was 1.10. In the last quarter of 2003, ASMI saw a shift in order momentum, which is signaling a recovery in the industry. The backlog of € 199.0 million as of December 31, 2003, is the highest level since June 30, 2001, and an increase of 69.9% compared to the backlog of € 117.1 at the end of September 2003.

Liquidity and capital resources

Net cash provided by operations and investing activities for 2003 was € 30.7 million as compared to a cash utilization of € 15.3 million for 2002. Net cash provided by operations and investing activities was € 24.0 million for the fourth quarter of 2003 as compared to a cash utilization of € 6.0 million for the same period in 2002.

At December 31, 2003, the Company’s principal sources of liquidity consisted of € 154.9 million in cash and cash equivalents, of which € 102.3 million was available for the Company’s Front-end operations and € 52.6 million was restricted for use in the Company’s Back-end operations. In addition, the Company also had € 57.1 million in undrawn bank facilities, of which € 34.4 million was available for Back-end and the remainder was available for its Front-end operations in Japan.

Outlook

The increased order activity as well as the signs of a general improvement in the semiconductor industry indicate that a long downturn in the semiconductor equipment industry is now behind the Company as it enters into 2004. Although the visibility has improved, semiconductor manufacturers remain cautious in placing new orders and require short lead times.

Although the Company has a positive outlook for 2004, it believes its ability to provide projections for the full year 2004 is still limited given the volatility in order intake. The Company expects consolidated net sales in the first quarter of 2004 to be higher than the fourth quarter of 2003 and we expect to report positive net earnings for the three months ending March 31, 2004.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on WEDNESDAY, FEBRUARY 25, 2004 at 9:00 a.m. US Eastern time and 15:00 p.m. Continental European time.

The teleconference dial-in numbers are as follows:

United States: +1 800.901.5231
International: +1 617.786.2961
Participation pass code is 95205874

A simultaneous audio web cast will be accessible at www.asm.com and www.fulldisclosure.com

The teleconference will be available for digitized replay for 48-hours, beginning one hour after completion of the live broadcast. The replay dial-in numbers are:

United States: +1 888.286.8010
International +1 617.801.6888.
Participation pass code is 13644769

About ASM

ASM International N.V., based in Bilthoven, the Netherlands, is a global company servicing one of the most important and demanding industries in the world. The Company possesses a strong technology base, state-of-the-art manufacturing facilities, a competent and qualified workforce and a highly trained, strategically distributed support network. ASM International and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the duration of the current industry downturn specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to terrorist activity, armed conflict or political instability and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s report on Form 20-F and Form 6-K as filed.